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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                   August 2003


                         Valley of the Rio Doce Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      (Check One) Form 20-F  X     Form 40-F
                                            ---              ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              (Check One) Yes        No  X
                                              ---       ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

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                                  [[LOGO] Companhia
                                          Vale do Rio Doce




                   Extraordinary General Shareholders Meeting

                               Public Notification


Rio de Janeiro, August 13, 2003 - Companhia Vale do Rio Doce (CVRD) shareholders are invited to attend an Extraordinary General Shareholders Meeting of the Company to be held on August 29, 2003 at 4:30 pm at Avenida Graca Aranha # 26 - 19th floor, Rio de Janeiro, to approve the following issues set forth in the Order of the Day:



1) The Approval and Justification for Consolidation of Celmar S.A. - Industria de Celulose e Papel and Ferteco Mineracao S.A., wholly owned subsidiaries of CVRD, pursuant to articles 224 and 225 of Law Number 6404/76;

2) To ratify the appointment of the experts to appraise the value of the companies to be consolidated;

3)       To decide on the Appraisal Report, prepared by the expert appraisers;

4) The Approval for the Consolidation, without capital increase or issuance of new shares of Celmar S.A. - Industria de Celulose e Papel and Ferteco Mineracao S.A., by this Company.



For shareholders who will be represented by proxies, we request the remittance of said proxy instruments 72 (seventy-two) hours in advance of the scheduled meeting time for verifications of the legitimacy of said representation.





                            Sergio Ricardo Silva Rosa
                       Chairman of the Board of Directors


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                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           COMPANHIA VALE DO RIO DOCE
                                                 (Registrant)


Date:  August 14, 2003

                                           By: /s/ Fabio de Oliveira Barbosa
                                               -----------------------------
                                                 Fabio de Oliveira Barbosa
                                                 Chief Financial Officer